Exhibit 99.2

Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Excellon Resources Inc. (the “Company” or “Excellon”) has prepared this Management’s Discussion and Analysis of Financial Results (“MD&A”) for the three and six month ended June 30, 2021 in accordance with the requirements of National Instrument 51-102 (“NI 51-102”).

This MD&A contains information as at July 29, 2021 and provides information on the operations of the Company for the three and six month periods ended June 30, 2021 and 2020 and subsequent to the period end, and should be read in conjunction with the unaudited condensed consolidated financial statements for the three month period ended March 31, 2021 (“Condensed Consolidated Financial Statements”) and the audited consolidated financial statements for the year ended December 31, 2020 which have been filed on SEDAR and EDGAR. The audited consolidated financial statements for the year ended December 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures in this MD&A are in thousands of United States dollars ($’000) unless otherwise noted.

This MD&A also refers to Production Cost per Tonne, Cash Cost per Silver Ounce Payable, and All-in Sustaining Cost (“AISC”) per Silver Ounce Payable, all of which are Non-IFRS measures. Please refer to the “Non-IFRS measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

BUSINESS AND STRATEGIC PRIORITIES

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of the Company’s employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high-quality advanced exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

The common shares of Excellon trade on the Toronto Stock Exchange (the “TSX”) and the NYSE American, LLC exchange (the “NYSE American”) under the symbol “EXN” and on the Frankfurt Stock Exchange under the symbol “E4X2”.

SECOND QUARTER HIGHLIGHTS

Exploration Activities

The Company advanced its exploration programs in USA, Mexico and Germany including:

●	Approval of the 2021 Drilling Operation Plan (“DOP”) for the Silver City Project in Saxony, Germany. Drilling commenced in early June. The program will follow up on four priority targets where 2020 drilling intersected high-grade mineralization and test new targets over a strike length of 12-18km.
●	Updated Mineral Resource Estimate (“MRE”) published for Platosa Deposit outlining mineral resources as at February 28, 2021.
●	Additional drilling at Platosa Mine undertaken to define and expand the Guadalupe North, 623, NE-1 and NE-1S mantos at Platosa, with assays pending,
●	and work ongoing to define remnant ore in areas previously considered mined-out, including underground mapping, chip sampling and modelling.
●	Drilling continued to test and define newly-discovered mineralization in an area of the Platosa deposit that was never effectively drilled from surface – the Gap Zone – with 300 metres of potential mineralized strike connected to the 10-20 Target, where drilling has intersected massive sulphide clasts 250 metres to the south of the deposit, which could indicate potential for an extension of the Platosa mineralized footprint.
●	Drilling at the Oakley Project, Idaho commenced on May 5, 2021, testing the extent of low sulphidation epithermal mineralization and potential Carlin-style mineralization at depth.

Record mine production over trailing twelve months

The Company recorded its fourth consecutive quarter of over 21,000 tonnes mined and milled following the restart in late Q2 2020 – a first since production commenced in 2005. This consistency and reliability delivered record tonnes mined (86,316) and milled (88,648) over the trailing twelve-month period.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

OUTLOOK

Mexican Operations

The Mexican operations continued strong performance at both the Platosa Mine and Miguel Auza plant.
The optimizations made in mid-2020 have been sustained and improvement efforts focusing on equipment reliability, human resource development and more effective planning and technical support are in progress (see discussion under “Financial Review – Summary of Quarterly Financial Results – Cost of Sales”). Mine-planning and geology teams were strengthened at Platosa in the first half of 2021. Performance analysis in the plant beneficiation area was started during Q2 2021, including intensive supervisor and operator training to maximize flotation circuit performance. Upgrades to the plant equipment continue, with additional improvements planned for enhanced metal recoveries and concentrate quality.

Exploration Plans

Exploration programs are expected to continue at all of Excellon’s projects in the second half of 2021.

In Q2, drilling commenced at the Oakley and Silver City projects and is scheduled to continue into H2 2021. Preparation for drilling in late-Q3 through the balance of 2021 is ongoing at Kilgore. Regional exploration programs, including geophysics, mapping, prospecting, soil geochemistry and modeling, are planned for Oakley, Kilgore and the new exploration licenses (Mohorn, Oederan and Frauenstein) at Silver City, and will be carried out over H2 2021.

At the Silver City project, the Company obtained approval for a 2021 Drilling Operation Plan and commenced drilling on four priority targets where 2020 drilling intersected high-grade mineralization. The program will also test new targets over a strike length of 12-18 kilometres.

At the Kilgore project, the Company aims to improve the understanding of the deposit setting on a local and regional scale through re-logging core to enhance the underlying structural and lithologic framework and improving the characterization of host rocks through lithogeochemistry. Sampling and assaying of previously unsampled or unassayed core is also ongoing and will be supplemented by analysis of selected core intervals using screen metallic assaying to better categorize the distribution and presence of coarse gold. The Company is also conducting regional exploration, including prospecting and mapping, and intends to carry out geophysics and remote sensing to generate new targets regionally in H2 2021.

The Company filed an updated Plan of Operations with the United States Forest Service (“USFS”) in Q2 2020 and the USFS filed a final National Environmental Policy Act Environmental Assessment (“EA”) in Q2 2021. The USFS has advised that the process to finalize a Decision Notice (“DN”) will be complete in late-Q3 2021. If the DN is received within that timeframe, then the Company could commence drilling at Kilgore in late-Q3 2021.

Exploration also continues at the Oakley project, subject to the option agreement between Excellon and Centerra Gold Inc. (“Centerra”). Drilling commenced in mid-Q2 and is expected to continue in Q3 2021.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

OPERATIONAL REVIEW

Platosa Mine production statistics for the periods indicated are as follows:

	Q2	Q2	H1	H1
	2021(1)	2020(1)	2021(1)	2020(1)
Tonnes Mined:	21,772	3,270	42,984	23,170
Tonnes Milled:	21,646	1,288	43,410	20,330
Grades:
Silver (g/t)	489	492	506	539
Lead (%)	5.14	5.37	5.24	5.44
Zinc (%)	6.48	6.91	6.61	6.78
Recoveries:
Silver (%)	87.0	92.9	88.4	89.5
Lead (%)	78.6	84.7	80.2	82.9
Zinc (%)	79.4	80.9	77.1	75.3
Metal Production:
Silver – (oz)	296,013	18,919	624,760	315,200
Lead – (lb)	1,927,048	129,204	4,026,790	2,019,661
Zinc – (lb)	2,456,137	158,735	4,868,595	2,289,769
Silver equivalent (oz) (2)	487,009	34,924	1,004,825	558,666
Payable: (3)
Silver – (oz)	261,854	48,744	553,821	294,806
Lead – (lb)	1,735,593	340,315	3,595,525	1,854,600
Zinc – (lb)	2,045,905	260,607	3,848,335	2,066,279
Silver equivalent (oz) (2)	425,654	81,679	868,981	515,869
Average realized prices: (4)
Silver – ($US/oz)	$26.89	$14.60	$26.59	$14.70
Lead – ($US/lb)	$0.97	$0.76	$0.95	$0.76
Zinc – ($US/lb)	$1.33	$0.85	$1.29	$0.86
Toll milling (3rd party) ore processed (t)	-	-	-	4,785
Production cost per tonne (5)	$273	$2,498	$285	$432
Total cash cost per silver ounce payable	$11.96	$51.14	$12.74	$21.55
AISC per silver ounce payable (6)	$26.69	$105.49	$25.46	$42.82

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser. Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period. The results for the comparative three and six-month periods ended June 30, 2020 were significantly impacted by the suspension of operations in Mexico pursuant to a decree issued by the Government of Mexico on April 2, 2020 to suspend numerous industries across Mexico from April 2, 2020 to June 1, 2020 in response to the outbreak of COVID-19 (the “Suspension”). Metal production and revenues during Q2 2020 were negligible while ongoing labour costs and the costs of care and maintenance were significant. Concentrate deliveries from the mill resumed in early July 2020.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.
(5)	Production cost per tonne includes mining and milling costs, excluding depletion and amortization and inventory adjustments.
(6)	AISC per silver ounce payable excludes general and administrative and share-based payment costs attributable to the Company’s non-producing projects. The comparatives have been revised to conform with the current allocation.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Operational Highlights

●	Silver-equivalent (“AgEq”) production of 487,009 oz (Q2 2020 – 34,924 AgEq oz), including:

○	Silver production of 296,013 oz (Q2 2020 – 18,919 oz)
○	Lead production of 1.9 million lb (Q2 2020 – 0.1 million lb)
○	Zinc production of 2.5 million lb (Q2 2020 – 0.2 million lb)

●	Total cash cost net of byproducts per silver ounce payable was $11.96, a decrease of 77% from Q2 2020 ($51.14) and of 11% from Q1 2021 ($13.43)
●	AISC per silver ounce payable was $26.69, a decrease of 75% from Q2 2020 ($105.49) and an increase of 10% from Q1 2021 ($24.34)
●	Production cost per tonne was $273, a decrease of 89% from Q2 2020 ($2,498) and 8% from Q1 2021 ($297)

Impact of COVID-19 on the Company’s Business and Operations

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner in which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 and its variants, may affect the Company and cannot be predicted with certainty.

COVID-19 and these measures have had and may continue to have an adverse impact on many aspects of the Company’s business including employee health, workforce productivity and availability, travel restrictions, contractor availability, delays in receiving assay results from commercial labs, supply availability, ability to sell or deliver concentrate and the Company’s ability to maintain its controls and procedures regarding financial and disclosure matters, some of which, individually or when aggregated with other impacts, may be material to the Company. Measures taken by governments, the Company or others could result in the Company reducing or suspending operations at Platosa or exploration activities at its projects, including Kilgore, Oakley, Evolución or Silver City.

In the first quarter of 2020, due to the Suspension the Company ramped down mining operations at the Platosa mine. With the lifting of the Suspension, the Company restarted operations at Platosa and ramped up production gradually to regular capacity over the course of the second quarter of 2020. Most employees returned to work at some point during 2020 while the Company continued to reinforce screening and testing protocols to detect COVID-19 cases prior to permitting entrance to its sites and to control the spread of the virus and its variants.

In the second quarter of 2021, none of the Company’s projects were suspended or restricted. Although the Company believes the risk for business interruption remains low, unexpected interruptions could still occur given the uncertainty surrounding the recurring wave of rising cases in certain regions where the Company operates, particularly consider the recent surge in the “Delta” variant of the virus. Government vaccination programs for COVID-19 are underway in all of the regions in which the Company operates.

The Company has taken action to prevent the spread of the outbreak at its sites and protect its employees, contractors and the communities in which it operates. The Company is continually modifying its response to the pandemic to align with industry best practices. The enhanced health and safety measures continue to focus on screening employees and contractors before entering the Company’s sites for potential symptoms of COVID-19, contact tracing of individuals that may have been exposed to the virus, cleaning and disinfection services, maintaining sanitization stations in high-traffic areas and facilitating physical distancing. Some of the measures implemented to manage the COVID-19 outbreak are expected to remain in place for the foreseeable future and may marginally increase the production costs at the Company’s operations. These costs relate mostly to increased sanitizing personnel, personal protective equipment (“PPE”) and testing of employees and contractors.

The Company continues to assess the logistics challenges to its supply chain and distribution methods to deliver its concentrate products from the Miguel Auza mill to third-party refineries and smelters. The Company has observed limited impact to the supply chain to date. The Company has sufficient stock of critical components and has worked closely with its key suppliers to secure future delivery of materials. Inventory of PPE, reagents and other critical parts has been increased at all sites. Similarly, the Company has not experienced significant disruption to its distribution network and ability to deliver its products to smelting and refining facilities or ability to sell finished products to its customers. However, further measures taken by governments, the Company or others related to COVID-19 may adversely affect the Company’s availability of supplies or its ability to sell or deliver concentrate.

There are significant uncertainties with respect to future developments and impact on the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and any current or further measures taken by governments, the Company and others in response to the pandemic. While mining is classified as an essential business by the Mexican government, further suspension or reduction of operations by the Company may be required in response to additional government measures or other measures that the Company otherwise deems appropriate.

Operations Commentary

Mine performance in Q2 benefitted from leadership updates in the superintendencies of geology, technical services and maintenance, which are expected to lead improvements in mine planning, geological interpretation and equipment reliability. A legal restructuring will be completed in Q3 2021 in response to outsourcing labour law changes in Mexico. Performance analysis in the plant beneficiation area commenced during Q2 including intensive supervisor and operator training to maximize flotation circuit performance. Upgrades to the plant equipment continue, with additional improvements planned for improved metal recoveries and concentrate quality.

In mid-February 2021, a polar vortex in southwestern U.S. led to supply shocks and record-high natural gas prices. This event disrupted electricity generation throughout northern Mexico including private energy providers for an eight-day period, after which natural gas supplies and prices returned to normal levels.

Head grades were consistent with Q2 2020, although lower than Q3-Q4 2020 and Q1 2021, as access to high-grade mantos was limited in Q2 2021 due to measures to reduce pumping in February 2021 and reduce the impact of higher electricity costs, as noted above. Access to these high-grade mantos has been regained and they are expected to contribute to the mine plan for Q3.

Recoveries for all three metals were lower than Q2 2020 and silver and lead recoveries were lower than Q1 2021. The start of the rainy season and particularly high rainfall negatively impacted outdoor tanks, thickeners and sumps needed to stabilize mineral processing, which reduced recoveries and caused plant shutdowns. Several weather related power outages also occurred during the operating campaign which further affected the mill schedule.

Metal production in Q2 2021 was lower than Q1 2021 although higher than Q2 2020 (impacted by the Suspension) due mainly to the lower grades and recoveries discussed above. Ore stockpiles at June 30, 2021 consisted of 1,634 tonnes of mineralized material reflecting unprocessed and unsold production of approximately 30,000 AgEq ounces.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

The previous eight quarters of production at Platosa are summarized below:

Figure 1 - Processed Ore (tonnes)
17,235
19,828
19,042
1,288
22,612
22,626
21,764
21,646
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021

Figure 2 - Metal Production
Lead
Zinc
Silver
Silver Equivalent
3,000,000
2,000,000
1,000,000
-
lb
600,000
500,000
400,000
300,000
200,000
100,000
-
Ag oz
427,131
469,707
523,742
34,924
524,312
556,332
516,715
487,009
257,497
259,282
296,281
18,919
326,909
355,581
328,747
296,013
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Analysis of the components of mine operating results is as follows:

	Q2 2021	Q2 2020	H1 2021	H1 2020
Mill feed processed	21,646	1,288	43,410	20,330

Production in Q2 2021 was 21,646 tonnes, a 566% improvement over the same quarter in 2020 which was impacted by the Suspension. Production was consistent with Q1 2021 (21,764 tonnes) driven by stable mine production.

	Ag (g/t)	489	492	506	539
Head grades	Pb (%)	5.14	5.37	5.24	5.44
	Zn (%)	6.48	6.91	6.61	6.78

Silver grades in Q2 2021 were consistent with the comparative period, though lower than Q1 2021 due to variability in the sequencing of production stopes being mined. Lower lead and zinc grades relative to Q2 2020 and Q1 2021 resulted from limited access to high grade stopes due to measures to reduce pumping in February 2021 and reduce the impact of higher electricity costs, as noted above.

	Ag (%)	87.0	92.9	88.4	89.5
Recoveries	Pb (%)	78.6	84.7	80.2	82.9
	Zn (%)	79.4	80.9	77.1	75.3

Recoveries were lower than Q2 2020 and silver and lead recoveries were lower than Q1 2021 due to weather, power outages and equipment reliability. Weather conditions in June were particularly rainy, which periodically disrupted power supply and interrupted the mineral processing.

	Ag (oz)	296,013	18,919	624,760	315,200
Metal Production	Pb (lb)	1,927,048	129,204	4,026,790	2,019,661
	Zn (lb)	2,456,137	158,735	4,868,595	2,289,769
	AgEq (oz)	487,009	34,924	1,004,825	558,666

Silver, lead, and zinc production increased significantly in Q2 2021 over the prior-year quarter which was impacted by the Suspension. Silver and lead production decreased by 10% and 8%, respectively, relative to Q1 2021 while zinc production was 2% higher. AgEq production increased by 1,294% relative to the Suspension-impacted Q2 2020, although it was 6% lower than Q1 2021, as lower-feed grade and recoveries impacted metal production and a sizeable stockpile of ore remained to be processed at quarter-end.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

EXPLORATION AND EVALUATION REVIEW

Refer to the Company’s Annual Information Form (“AIF”) for discussion of exploration work completed on the Company’s projects prior to the current periods.

Platosa Property

The following is the summary section of the Technical Report for the Platosa Polymetallic (Silver, Lead and Zinc) Mine, Mexico dated June 17, 2021 as prepared by Joycelyn Smith, P.Geo and Glen Cole, P.Geo of SRK Consulting (Canada) Inc., Luis Alfonso Soto Contreras, CPG of Rocks Mining Exploration Consultants Inc. and Paul Keller, P.Eng., an officer of the Company, each of whom are a Qualified Person as defined in NI 43-101 (the “Platosa Technical Report”). Reference should be made to the full text of the Platosa Technical Report, which is incorporated by reference in its entirety into this MD&A, and which is available for review under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.excellonresources.com. Defined terms and abbreviations used in this section and not otherwise defined have the meanings attributed to them in the Platosa Technical Report.

“Introduction

The Platosa Mine is an operating underground polymetallic (silver, lead and zinc) mine, located in northeastern Durango State, Mexico. It is located approximately 5 kilometres north of the town of Bermejillo and 45 kilometres north of the city of Torreón. The deposit consists of a series of highgrade carbonate-replacement deposits (CRD) occurring as mantos. Excellon Resources Inc. (Excellon) operates and owns 100% of the Platosa Mine through its wholly owned subsidiary, Minera Excellon de Mexico S.A. de C.V.

This technical report documents a mineral resource statement for the Platosa Mine prepared by SRK. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 (NI43-101) and Form 43-101F1. The mineral resource statement reported herein was prepared in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019).

In accordance with NI43-101 guidelines, Mr. Luis Alfonso Soto Contreras, CPG (AIPG#11938), visited the Platosa Mine on April 26 to April 29 accompanied by Mr. Jorge Ortega, Geo (OGQ#626), Excellon’s Exploration Manager.

Property Description and Ownership

The Platosa Mine property is located in the northeast portion of the State of Durango, north-central Mexico, approximately 45 kilometres north of the city of Torreón, and 5 kilometres north of the village of Bermejillo. The Platosa Mine is wholly owned by Excellon through its Mexican subsidiary Minera Excellon de México, S.A. de C.V., and comprises 74 mining concessions. These concessions, including fractional concessions, cover a total area of 11,049 hectares.

The property is approximately a one-hour drive from the airport via México Highway 49, which is a major north-south trucking route through Mexico to the United States. Rail and power transmission lines run parallel to the highway, and the entire project area, located two kilometres from Highway 49, is easily accessible year-round.

Geology and Mineralization

The Platosa Mine lies in the Sierra Bermejillo, a northwest-trending anticline-syncline pair developed in Mesozoic sedimentary rocks. Platosa is underlain by folded and faulted Mesozoic sedimentary rocks, locally intruded by dykes and sills of Laramide age. The principal fault system in the property area is the Platosa Structural Zone (PSZ), a 250- to 1,500-metre wide northwest-trending zone of fracturing and shearing that traverses the eastern margin of the Sierra Bermejillo. The PSZ includes a series of fault planes that strike north–northwesterly and dip steeply east; it has been mapped along strike for 5 kilometres northwest and southeast of the Platosa Mine (Megaw 2002).

The Platosa Mine targets polymetallic (silver, lead, and zinc) mineralization occurring as shallow to steeply dipping bodies of massive carbonate replacement deposits or mantos. The main silver-, lead- and zinc-bearing minerals are galena, sphalerite, acanthite and lesser proustite. The mantos dip in accordance with the stratigraphy towards the east where a series of late extensional features extend the mineralization to depths ranging from 60 metres on the west side of the mine, and approximately 320 metres on the east.

Three large-scale deformation events and the onset of a Tertiary magmatic event created favourable ground preparation and a magmatic source for mineralizing fluids. The most significant mantos at Platosa are the 623, NE-1 and NE-1 south mantos, which are currently being mined and that are open for expansion.

Exploration Status

Exploration work by Excellon on the Platosa Mine has included various campaigns of geological mapping, rock and soil geochemical sampling, biogeochemical sampling, soil gas mercury, hydrocarbon surveys, ground and airborne geophysical surveys, fluid inclusion and sulphur isotope studies, and diamond drilling documented by detailed core logging. Recently, Excellon has also conducted downhole acoustic and optical televiewer surveys on selected drillholes, as well as commenced a trial program with Corescan, a hyperspectral core imaging system, to improve characterization and mapping of the physical and chemical properties of host rocks.

A total of 1,794 core drillholes (398,881 metres) were drilled by Apex and Excellon on the Platosa Mine between 1999 and March 2021. The mineral resource model considers 1,373 core drillholes (252,456 metres) that were directly used in the estimation.

Sample Preparation, Analyses, Security, and Data Verification

In the opinion of SRK, the drilling strategy and procedures used by Excellon conform to generally accepted industry best practices. The drilling information is sufficiently reliable, and the drilling pattern is sufficiently dense to interpret with confidence the geometry and the boundaries of the polymetallic (silver, lead, and zinc) mineralization. All core sampling was conducted by appropriately qualified personnel under the direct supervision of the project geologist.

The sampling preparation, security and analytical procedures used by Excellon are consistent with generally accepted industry best practices and are, therefore, adequate. The review of the analytical quality control data produced by Excellon suggest that the analytical results are sufficiently reliable for the purpose of mineral resource estimation. SRK recommends continued diligence in monitoring the performances of standard reference materials and implementing corrective action as required. Considering the variable performance of in-house blank material used for lead and zinc, it is recommended that a certified blank material be introduced.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Mineral Resource and Mineral Reserve Estimates

SRK constructed a block model using a conventional geostatistical block modeling approach constrained by wireframed domains. The block model was populated with silver, lead, zinc, and gold values estimated by ordinary kriging information from capped composited data and estimation parameters derived from variography. After verification and validation, block estimates were classified considering the drillhole spacing, geologic confidence and continuity of category.

The mineral resource model considers 1,373 core drillholes (252,456 metres) that were directly used in the estimation. The mineral resources have been estimated in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (November 2019) and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101.

The mineral resource estimation work including a geological solids audit, grade estimation, associated sensitivity analyses, and mineral resource classification was completed by Joycelyn Smith, PGeo (APGO#2963), under supervision of Mr. Glen Cole, PGeo (PGO#1416), an appropriate independent Qualified Person as this term is defined in National Instrument 43-101. The overall process was reviewed by Dr. Oy Leuangthong, PEng (PEO#90563867) and Benny Zhang, Peng (PEO#100115459).

SRK reviewed the geological solids constructed by Excellon in Leapfrog Geo™, which were modelled as vein-type wireframes interpolated using both the lithology and mineralization logs. Stratigraphic units were constructed utilizing stratigraphic sequence modelling defined by lithology log data. A series of north-south oriented, variably-dipping from moderate to steep and east to west, late cross-cutting faults vertically offset the lithological units and mantos domains.

Considering the relatively narrow mantos domains, SRK chose to composite at 1 metre (with intervals less than 0.5 metre equally redistributed) to avoid ‘breaking’ assays to form larger composites while still retaining sufficient sample data for geostatistical analyses. Capping was performed per domain. SRK relied on a combination of probability plots and capping sensitivity plots. Specific gravity data were also capped, by domain, to avoid any extreme low and/or high values for estimation. Low values for specific gravity were generally well-behaved and did not require capping.

A block size of 5.0 metres by 5.0 metres by 2.0 metres was selected, which is similar to the block dimensions of the current mineral resource model. Subcells were generated at 1.0 metre by 1.0 metre by 0.25 metre. The block model was populated with estimated silver, lead, and zinc grades using ordinary kriging in the mineralized domains and applying up to three estimation runs with progressively relaxed search ellipsoids and data requirements.

The block classification strategy considers drillhole spacing, geologic confidence and continuity of category. SRK considers that there are no Measured blocks within the Platosa Mine. All block estimates within the mineralized mantos below and to the east of the current mining front were classified as Indicated mineral resources. Potentially recoverable pillars and accessible unmined areas in the upper portion of the mine have been classified as Inferred mineral resources in consideration of the engineering work required to confirm their potential extraction.

The Mineral Resource Statement for the Platosa Mine is presented in Table i, depleted as of February 8, 2021, and has an effective date of March 31, 2021.

Table i: Mineral Resource Statement*, Platosa Mine, Mexico, SRK Consulting (Canada) Inc., March 31, 2021

		Grade			Contained Metal
	Quantity	Silver	Lead	Zinc	Silver	Lead	Zinc
Category	(‘000 t)	(g/t)	(%)	(%)	(‘000 oz)	(‘000 lbs)	(‘000 lbs)
Measured	-	-	-	-	-	-	-
Indicated	317	485	5.3	5.5	4,948	36,797	38,781
Total	317	485	5.3	5.5	4,948	36,797	38,781
Inferred	42	749	4.3	5.4	1,007	4,000	5,002

*	Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Composites were capped where appropriate.
Mineral resources are reported at a silver equivalent cut-off value of 275 grams per tonne, considering metal prices of US$24.00 per ounce of silver, US$0.86 per pound of lead, US$1.10 per pound of zinc, and assuming metal recovery of 91% for silver, 80% for lead and 80% for zinc.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Recommendations

The geological setting, character of the polymetallic mineralization and the exploration results to date are of sufficient merit to justify continued exploration and technical study expenditures to delineate additional mineral resources that can potentially be used to extend the life of mine.

A proposed exploration work program includes the following:

●	Infill, definition and step-out drilling within and around mantos ahead of the production, with the continued aim to reduce the drill spacing ahead of mine workings to 10 metres to 15 metres.
●	Continued regional exploration of the multiple targets that exist as part of the greater land package.
●	Geological and geophysical studies to improve the overall understanding of structure, geochemistry, and geophysical response.
●	Continued target generation and systematic assessment using field geological and geophysical techniques to be followed up by drilling.
●	Mineralogical study to refine understanding of chemical processes and applications to metallurgy.
●	Mineral resource model update considering new drilling and the additional of potential remnant material
●	Update the life of mine plan based on the latest resource block model and economic conditions.

The total cost of the recommended work program is estimated at C$7,480,000. SRK is unaware of any other significant factors and risks that may affect access, title, or the right or ability to perform the exploration work recommended for the Platosa Mine.”

Q2 2021 Update – Platosa Property

In Q2 2021, the Company continued exploration at Platosa, including drilling from underground and surface to define and grow the Platosa resource, along with surface exploration at the 10-20 and Jaboncillo targets.

At Jaboncillo, approximately 11 kilometres northwest of the Platosa Mine, the Company continues to follow up on drilling completed in 2019 that intersected multiple gossanous horizons with pyritic breccias, arsenopyrite and relict base-metal sulphides. Petrographic studies conducted in Q2 2020 confirmed the presence of base-metal sulphide species including sphalerite and galena. These observations confirm that the system is productive for base-metal sulphides on multiple structures over an approximate strike length of one kilometre. In Q3 2020 drilling resumed in this area targeting an economically significant component to the system.

Drilling on a skarn target at PDN, approximately two kilometres north of the Platosa Mine, was undertaken in Q1 2021 with one hole drilled totaling 600 metres. Drilling targeted areas where intense dolomitization and sanding along structures was intersected in preliminary drill holes, indicating the movement of hydrothermal fluids that are believed to be the expression of a potential skarn system at depth. Drilling in Q4 2020 intersected confirmatory silver grades of 218 g/t Ag over 0.75 meters. This potential for a skarn body at PDN has been defined through induced polarization, magnetics and gravity surveys.

Highlights on the Platosa project during Q2 2021 include:

●	Underground drilling to define and delineate additional mineralization near mine infrastructure (with 76 holes drilled totaling 5,352 metres);
●	Advancing underground development to support further drilling of NE-1, NE-1S and a zone of vertical mineralization – the Gap Zone – in NE-1 and NE-1S mantos, which had been inadequately tested with vertical holes drilled from surface;
●	Drilling near Platosa at the 10-20 target (nine holes totaling 2,547 metres); and
●	Drilling at the Jaboncillo target on geophysical anomalies related to gossan development intersected in previous drilling (seven holes totaling 4,125 metres).

Evolución Project

The Evolución Project is an exploration-stage project comprising 22 mineral concessions totaling 45,000 hectares, and 35 kilometres of strike in one of the world’s premier silver districts. It is an intermediate stage polymetallic silver-zinc-lead-gold exploration project on the border of northern Zacatecas and southern Durango on the high plateau of central Mexico.

The Company’s overall goals on the project are to (i) discover Fresnillo-style epithermal mineralization and subsequently define mineral resources thereon; and (ii) continue growing the existing Evolución mineral resource in advance of an economic study of the deposit in due course. The Company is currently focussed on advancing (i), above, and includes detailed mapping and prospecting on numerous regional targets throughout the Evolución concessions. During Q2 and H1 2021, the Company completed regional mapping across the northern portion of the license and detailed mapping of the Lomos Las Minas and Lomo Los Gatos target areas. Data collected in the field relating to the structural setting and associated mineralization in these areas are being compiled and evaluated by a PhD candidate. This work will contribute to understanding the potential scale and timing of mineralization on the project. Costs incurred on the project are set out in Note 14 of the Company’s financial statements.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Silver City Project

The Silver City Project is an exploration-stage project that comprises the Bräunsdorf, Frauenstein, Mohorn and Oederan exploration licenses in Saxony, Germany and totals approximately 340 km2. In Q3 2019, the Company entered into an agreement with Globex Mining Enterprises Inc. (“Globex”) to earn into an option to acquire a 100% interest in the Bräunsdorf exploration license for (the “Globex Agreement”). The terms of the Globex Agreement are described in the Company’s AIF. The Bräunsdorf license is a 164 km2 silver district that encompasses a 36-km long epithermal vein system situated west of the city of Freiberg (30 km southwest of Dresden). The immediate exploration license and surrounding area have a long and rich history of silver mining dating back to the 11th century with numerous historic mine camps, small mines and prospects, many of which have only been explored and/or mined to shallow depths, seldom exceeding 200 metres below surface. Historically reported veins ranged from 0.5 to 10 metres width, with grades of over 3,500 g/t silver and no assaying for either gold or zinc, which were not historically available.

The Company’s near-term exploration goals at Silver City are to (i) confirm the strike and plunge of historical mine workings and (ii) identify new mineralized bodies that were not historically discovered and exploited. With initial drilling success, the Company aims to define economic mineral resources on the project and advance them toward permitting and development. At the current stage and with the current information available, the cost and timeframe to do so is not ascertainable.

In Q2 2021 the DOP for the 2021 program was approved, and drilling commenced in late Q2 2021 with two drill rigs. The Company has permitted up to approximately 22,000 metres of drilling on the Bräunsdorf license for 2021, with the current drill program totaling 12,000 metres. During Q2 2021, three holes totaling 1,291 metres were completed, with the first drill core submitted to the laboratory in early Q3 2021 and assay results pending.

The estimated budget for the 2021 drilling program is $3.0 million and is designed to follow up on results from the initial, 16-hole diamond drilling program completed in 2020 totaling 3,700 metres. The DOP contemplates drilling on four priority follow-up targets identified in the 2020 program including:

●	Peter Vein: a historically significant mine where initial drilling encountered 1,042 g/t AgEq over 0.45 metres (911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn), within 231 g/t AgEq over 2.30 metres (183 g/t Ag, 0.4 g/t Au, 0.5% Pb and 0.2% Zn);
●	Reichenbach (Großvoigtsberg): a new, near-surface discovery in an area with minimal historic mining, where initial drilling encountered 505 g/t AgEq over 0.71 metres (356 g/t Ag, 2.0 g/t Au), within 191 g/t AgEq over 1.90 metres (134 g/t Ag and 0.8 g/t Au);
●	Bräunsdorf: a historically significant mine, where initial drilling encountered 319 g/t AgEq over 0.35 metres (300 g/t Ag, 0.2 g/t Au and 0.2% Zn), within 101 g/t AgEq over 2.05 metres (87 g/t Ag, 0.2 g/t Au); and
●	Grauer Wolf: a new high-grade discovery in an area with no historic drilling, where initial drilling encountered 1,043 g/t AgEq over 1.3 metres (954 g/t Ag, 0.1 g/t Au, 0.7% Pb and 2.0% Zn) less than 100 metres from surface, within 194 g/t AgEq over 8.1 metres (173 g/t Ag, 0.1 g/t, Au, 0.4% Pb and 0.3% Zn), and 331 g/t AgEq over 1.2 metres (325 g/t Ag, 0.1 g/t Au, 0.03% Pb and 0.03% Zn) in the hanging wall.

Additional drilling is planned for Munzig, where the 2020 program encountered two zones of mineralization within 75 metres of surface (including 2.43 metres grading 116 g/t AgEq from 70 metres and 1.60 metres grading 143 g/t AgEq from 77 metres in SC20MUN015) separated by a non-mineralized dike, potentially aligning with historic records that describe some of the broadest widths of mineralization on the Bräunsdorf license.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Based on initial drilling results at the Bräunsdorf license, the Company expanded the Silver City Project ground position in Q1 2021 to 34,150 hectares through the application for three additional permits (Frauenstein, Mohorn and Oederan). The concessions were granted following applications to the Sächsisches Oberbergamt (the “Saxon Mining Authority”) in Freiberg and are held by the Company’s subsidiary, Saxony Silver Corp. As in the case of the Bräunsdorf licenses, historical records of these licenses document centuries of high-grade silver production to shallow depths, with recent confirmation samples assaying multi-kilo silver and significant gold. The licenses are early stage and will be mapped and prospected over the course of 2021 in preparation for more advanced exploration work and potentially drilling in 2022.

During Q2 and H1 2021, the Company incurred costs on the project as set out in Note 14 of the Company’s financial statements.

Mineral concessions in Saxony are governed by the Federal Mining Act (Bundesberggesetz – BBergG, the “Federal Mining Act”). The Federal Mining Act defines three different stages for raw material concessions: Exploration Licence, Extraction Licence and Mining Proprietorship. An Exploration Licence is required to explore freely mineable resources, while an Extraction Licence or Mining Proprietorship is required for extracting freely mineable resources. The Saxon Mining Authority is the official executive authority for the Federal Mining Act in Saxony and grants permits for mineral resource exploration and mining and supervises projects at mining and reclamation stages.

According to the Federal Mining Act, Exploration Licenses are generally limited to a maximum duration of five years and are renewable for additional three-year periods, subject to approval by the Saxon Mining Authority. The initial term of the Bräunsdorf license expires on September 30, 2022, while the initial terms of the Frauenstein, Mohorn and Oederan licenses expire on March 15, 2024.

Extraction Licenses or mining proprietorships may be granted for periods appropriate for the particular project. This period may exceed fifty years if necessary for the investment required for extraction and may be extended up to the date on which deposits could be expected to be depleted using practical and systematic extraction methods.

There are currently no annual fees associated with Exploration Licenses in Saxony. There are no minimum expenditure commitments for Exploration Licenses in Saxony, but the applicant must put forward an exploration plan appropriate for the investigation of the licenses. The holder of the exploration permit is required to submit to the Saxon Mining Authority an annual report detailing the technical activities, progress of the exploration activities, and a financial budget along with the planned technical activities and budget for the following year.

Kilgore Project

The Kilgore project is an advanced exploration-stage volcanic-and sediment-hosted epithermal gold property located five miles from Kilgore, Clark County, Idaho. Excellon has a 100% undivided interest in 788 unpatented federal lode claims totaling 6,788 hectares on U.S. Forest Service lands. The property includes historical mine workings dating back to the early 1900s with further drilling in the 1980s that revealed the potential for mineralization well outside of the existing resource area, with limited follow up to date. Kilgore displays similar geological characteristics to Kinross Gold’s Round Mountain Mine, which has produced over 15 million ounces of gold to date.

In 2019, Otis Gold Corp. (“Otis”) completed a preliminary economic assessment that contemplated a low capital intensity, low operating cost, open-pit, heap-leach mining operation. Since acquiring Otis in Q2 2020 and filing a business acquisition report with respect to such transaction on May 29, 2020, the Company has been reassessing all aspects of the Kilgore project and believes that opportunities exist to enhance the project through:

●	geological remodeling of the existing mineral resource, including relogging historical core to better define geological units and lithologies;
●	re-assaying historical drilling with metallic screen assays and multi-element ICP, as historical samples were fire assayed for gold alone;
●	diamond drilling to infill and expand the mineral resource to follow-up on advances in the geological model and define mineral potential along strike, laterally and at depth;
●	metallurgical drilling in support of further metallurgical studies, particularly in the underlying Aspen formation based on additional petrographic information;
●	engineering review of potential infrastructure locations, processing options and new mining technologies;
●	continuing environmental studies.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

The Company’s contemplated drilling programs will also target higher grade mineralization and structures at depth, predominantly in the Aspen formation, seeking to define the potential for gold mineralization that may be amenable to underground mining.

Subject to the timing for, completion of, and results from the foregoing, the Company currently expects to prepare an updated preliminary economic assessment on the Kilgore Project.

The next phase of advanced exploration on the Kilgore Project is dependent on ongoing permitting efforts. The Company filed an updated Plan of Operations with the USFS in Q2 2020 and the USFS filed the final EA in Q2 2021. The EA contemplates a total of 130 drill stations (with up to three holes per station) and construction of up to 70,977 feet of road to support drilling activities, with the project duration expected to be up to five years. The final EA and the supporting reports and studies are available on the website of the Company’s subsidiary, Excellon Idaho Gold Inc.: www.excellonidaho.com

The USFS has advised that the process to finalize a DN will be complete by late-Q3 2021. If the DN is received within that timeframe, the Company could commence drilling in late-Q3 2021 and the Company expects to outline drilling plans for the remainder of 2021 upon receipt of the DN. Drilling was originally planned to commence in August 2020. Once approved, the new EA may still be challenged, which could result in further delays.

During Q2 2021, the Company continued relogging of historical core and integrating this data into a stronger geological model with emphasis placed on timing of emplacement of multiple phases of mineralization and the controls on mineralization. This work is being integrated into 2021 drill targeting. Regional prospecting, soil and stream sediment sampling covering regional target areas and sampling of outcrops are ongoing. This work is largely focused on and around the GK claim block to the west of the Kilgore deposit. The program is intended to discover and define new zones of mineralization and develop future drill targets. During Q2 2021 and H1 2021, the Company incurred costs on the project as set out in Note 14 of the Company’s financial statements.

Oakley Project

On April 22, 2020, the Company acquired 100% ownership of the exploration-stage Oakley project in Cassia County, Idaho as part of the Otis acquisition. The Oakley Project is an exploration-stage project hosting gold-silver, epithermal hot spring-type mineralization at two targets: Blue Hill Creek and Cold Creek, and detachment-related gold-silver mineralization at Matrix Creek. The Oakley project has been optioned to Centerra pursuant to an option agreement that is summarized in the Company’s AIF (the “Oakley Agreement”).

Drilling commenced at Cold Creek in Q2 2021, with nine holes totaling 1,196 metres drilled during the quarter, with assay results pending. Work is being funded by Centerra pursuant to the terms of the Oakley Agreement.

The Cold Creek claims cover approximately 14 km2, including a structurally complex north to south valley with bounding faults that has created at least three prospective geologic zones along the western and eastern margins. The current drill program is testing targets within these zones, as follows:

●	Eastern Margin: A historically undrilled area of receptive units with gold in soil anomalies above shallow bedrock. Targets were generated by surface geochemistry and induced polarization surveys.
●	Bound Block: This area is bound by large structures on the east and west and has demonstrated surface and subsurface gold mineralization. Reverse circulation (“RC”) drilling from the late 1980’s returned anomalous grades that have not been followed up on. More recent work delivered anomalous gold in soil and rock samples, with basin wide resistivity and chargeability anomalies. The program is designed to test geophysical anomalies and follow-up on identified gold occurrences at surface.
●	Western Margin: A historically underexplored area of structural complexity with hydrothermal material at surface. RC drilling from the late 1980’s intersected 18.3 metres grading 0.46 g/t gold from surface. More recent work has identified gold in soil anomalies corresponding with a chargeability anomaly from IP surveying.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Mineral Resources

The Company’s mineral resource estimates have been prepared in accordance with NI-43-101 and the CIM’s ‘Mineral Resources and Mineral Reserves Best Practices’ guidelines (as applicable) and classified per the CIM ‘Definition Standards for Mineral Resources and Mineral Reserves’ (May 2014). The associated technical reports for the Platosa, Evolución, Kilgore and Oakley projects can be found at www.sedar.com under the profiles for Excellon (in respect of Platosa and Evolución) and Otis (in respect of Kilgore and Oakley). The technical reports for each of the projects are also available on the Company’s website at www.excellonresources.com.

Other than in respect of the Platosa mineral resource estimate, which is summarized herein, for additional discussion of the Company’s mineral resource estimates and the Company’s other exploration projects, the reader should refer to the Company’s AIF for the year ended December 31, 2020, available on the Company’s website www.excellonresources.com and on www.sedar.com.

QUALIFIED PERSONS

Mr. Ben Pullinger, B.Sc., P.Geo., Excellon’s Senior Vice President Geology & Corporate Development and a Qualified Person, as defined in NI 43-101, has reviewed and approved the scientific and technical information relating to geological interpretation and results contained in this MD&A. Paul Keller, P. Eng., Excellon’s Chief Operating Officer and a Qualified Person, as defined in NI 43-101, has reviewed and approved the scientific and technical information relating to production results contained in this MD&A.

CORPORATE RESPONSIBILITY (“CR”)

CR Performance at Platosa and Miguel Auza

Management continues to evaluate and monitor compliance with legal requirements and manage CR risk. The operations continue to report on key trailing indicators of CR performance and elements of the Visible Felt Leadership process. Trailing indicators of safety performance through June 30, 2021, as measured by recordable injury frequency (“RIF”) and lost time injury frequency (“LTIF”), improved by 48 percent and 50 percent, respectively, year-to-date versus 2020. Injury severity declined by 72 percent in 2021 year to date compared to 2020.

Work continues on the Company’s Corporate Responsibility Report, which will cover the 2019 and 2020 periods, following delays due to the Suspension.

There were no significant environmental incidents reported at either Platosa or Miguel Auza during Q2 2021. The Company continued engagement with a range of stakeholders surrounding the Platosa and Miguel Auza business units. There were no community-related grievances reported during Q2 2021.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

The Comisión Nacional del Agua (“CONAGUA”), the federal water regulatory agency in Mexico, has commenced an administrative procedure with the Company to review the management of water that the Company pumps from the Platosa mine. The Company is committed to evaluating with CONAGUA how best to manage such water going forward, to support Platosa’s operations and deliver a sustainable benefit to the residents of the surrounding Mapimí region. Water management is critical for the Platosa operation and although the Company does not currently foresee any material changes to water management, such changes could impact mining operations in the future.

Tailings Management at Miguel Auza

There are two tailings management facilities (“TMF”) at Miguel Auza. TMF #1 is located immediately northwest of the concentrator and has been decommissioned, rehabilitated with a soil cover and re-vegetated. TMF #2 is located on land owned by Excellon approximately one kilometre north of the Miguel Auza concentrator. Approval for the construction and operation of the facility was received on January 31, 2017. Construction of the stage-2 raise of the TMF #2 was completed in early Q4 2020 and currently has enough capacity to accommodate processing of Platosa production for the next twelve months.

Corporate, operations and consulting engineers developed an operations, maintenance and surveillance manual (“OMS Manual”) aligned with guidelines of the Mining Association of Canada, which was delivered in Q2 2020. The Company continues to implement the requirements of the OMS Manual. In Q1, 2021, the Company engaged a Canadian-based international engineering firm as the Engineer of Record to provide tailings-management services including the design of the stage-3 raise of TMF #2.

FINANCIAL REVIEW

Summary of Quarterly Financial Results

Financial statement highlights for the quarter ended June 30, 2021 and the last eight quarters are as follows:

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
(in $000’s)	$	$	$	$	$	$	$	$
Revenues (1)	9,717	9,781	10,097	9,857	687	5,561	6,414	6,203
Production costs	(5,814)	(6,153)	(5,986)	(5,875)	(2,641)	(5,479)	(5,757)	(6,050)
Depletion and amortization	(1,773)	(1,790)	(1,445)	(1,269)	(666)	(1,269)	(1,250)	(1,140)
Cost of sales	(7,587)	(7,943)	(7,431)	(7,144)	(3,307)	(6,748)	(7,007)	(7,190)
Gross Profit (Loss)	2,130	1,838	2,666	2,713	(2,620)	(1,187)	(593)	(987)
Expenses:
General and administrative	(1,640)	(2,342)	(1,886)	(1,502)	(2,345)	(1,163)	(1,282)	(1,151)
Exploration	(1,800)	(1,073)	(1,400)	(2,001)	(258)	(373)	(1,023)	(858)
Other income (expense) (1)	(188)	(651)	(6)	(934)	1,172	(605)	1,222	(200)
Net finance (expense) income	(1,025)	(725)	(679)	(292)	554	(2,091)	753	(71)
Income tax (expense) recovery	(22)	31	(4,703)	1,776	97	(953)	(258)	365
Net loss	(2,545)	(2,922)	(6,008)	(240)	(3,400)	(6,372)	(1,181)	(2,902)
Loss per share	(0.08)	(0.09)	(0.19)	(0.01)	(0.12)	(0.28)	(0.05)	(0.14)
Net cash from operations before working capital changes	959	919	2,394	(166)	(4,038)	(1,849)	(1,707)	(1,658)

(1)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the revision of the 2020 quarterly financial information related to the reclassification of foreign exchange differences on provisionally priced sales.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Quarter to quarter revenue variances are a function of metal prices, costs and production results. Production results can differ from period to period depending on geology, mining conditions, labour, and equipment availability. These in turn affect mined tonnages, grades and mill recoveries and, ultimately, the quantity of metal produced and revenues received. The Company currently expenses exploration costs related to Platosa (unless associated with resource expansion), Silver City, Kilgore and Evolución. These exploration costs do not relate to the mining operation and vary from period to period, creating volatility in earnings. The following is a discussion of the material variances between Q2 2021 and Q2 2020.

	Q2 2021	Q2 2020	H1 2021	H1 2020
Revenue	9,717	687	19,498	6,248
Gross Profit (Loss)	2,130	(2,620)	3,968	(3,807)
Net Loss	(2,545)	(3,400)	(5,467)	(9,771)

Revenues increased by $9.0 million during Q2 2021 and $13.3 million during H1 2021 relative to Q2 2020 and H1 2020 respectively, due to the Suspension and resulting negligible revenues in Q2 2020. Q2 2021 revenues of $9.7 million were consistent with Q1 2021 revenues ($9.8 million) as payable metal sold and average realized prices were stable over H1 2021.

Gross profit improved by $4.8 million in Q2 2021 and by $7.8 million during H1 2021 relative to Q2 2020 and H1 2020 respectively, due to the Suspension. Gross profit in Q2 2021 increased by $0.3 million or 16% compared to Q1 2021, driven by lower production costs in Q2 2021, as discussed below.

Net loss decreased by $0.9 million in Q2 2021 and by $4.3 million for H1 2021 relative to Q2 2020 and H1 2020 respectively, mainly driven by improved gross profit, partly offset by higher exploration expense in 2021, as well as the Suspension-impacted Q2 2020 and H1 2020. Net loss decreased by $0.4 million in Q2 2021 relative to Q1 2021 driven primarily by an improvement in gross profit of $0.3 million.

	Q2 2021	Q2 2020	H1 2021	H1 2020
Cost of Sales	7,587	3,307	15,530	10,055

The components of cost of sales including production costs and depletion and amortization charges are as follows:

Labour	1,507	1,053	2,899	2,411
Consumables	973	262	1,995	1,259
Electricity	1,211	1,055	3,078	2,846
Transport	563	126	1,078	575
Other operational	609	239	1,289	603
Mine and mill administrative	1,053	483	2,033	1,320
Inventory adjustment	(102)	(577)	(405)	(894)
Production Costs (including inventory adjustments)	5,814	2,641	11,967	8,120
Depletion and amortization	1,773	666	3,563	1,935
Cost of Sales	7,587	3,307	15,530	10,055

Production costs increased by $3.2 million during Q2 2021 and $3.8 million during H1 2021 relative to Q2 2020 and H1 2020 respectively, as operations were ramped down during the Suspension. Production costs in Q2 2021 were $0.4 million lower than Q1 2021, partly driven by $0.6 million incremental energy costs incurred in Q1 2021 related to the polar vortex and resulting material increases in electricity costs in February 2021. Excluding the Q1 2021 impact of the polar vortex, electricity costs in Q2 2021 were $0.1 million below Q1 2021, reflecting lower electrical consumption due to lower processing plant utilization and lower consumption by dewatering pumps.

Optimizations made at Platosa in mid-2020 improved production costs on a sustained annual basis and included: (i) restructuring and 30% reduction in workforce amid the Suspension ($1.2 million), partially offset by higher production bonus payments due to the improved production profile from Q3 2020 onward; (ii) changing to a private, natural gas-generated electricity supplier ($2.0 million) and realizing an initial 30% drop in effective power costs to $0.06/kWh, though the polar vortex in February 2021 and subsequent increases in natural gas prices partially reduced this per unit saving in H1 2021; (iii) improved offtake terms on concentrate sales ($1.2 million); and (iv) improved electrical efficiency through the installation of inline booster pumps at Platosa ($0.2 million).

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Depletion and amortization expense in Q2 2021 was consistent with Q1 2021, while the variances between Q2 2021 and Q2 2020 and H1 2021 and H1 2020 were driven by the Suspension.

	Q2 2021	Q2 2020	H1 2021	H1 2020
Exploration	1,800	258	2,873	631

Increased exploration expense in Q2 2021 primarily reflects increased drilling at Platosa ($0.9 million), permitting activity at the Kilgore Project ($0.2 million) and permitting and drilling at Silver City ($0.5 million). Exploration commenced at the Oakley Project during Q2 2021 with expenditures funded by Centerra pursuant to the Oakley Agreement. Exploration programs were limited by the initial outbreak of COVID-19 globally in 2020 resulting in lower expenditures during Q2 2020 and H1 2020. Refer to “Exploration and Evaluation Review,” above, for a summary of the Company’s exploration work during the period.

Other expense (income)	188	(1,172)	837	(567)

Other expense includes realized and unrealized foreign exchange gains and losses, unrealized gains and losses on marketable securities and warrants, interest income and other non-routine income or expenses, if any.

Net other expense of $0.2 million in Q2 2021 reflects a variance of $1.4 million versus Q2 2020 mainly due to changes in the values of marketable securities and warrants, which had high market values and unrealized gains of $1.7 million in Q2 2020 but lower market values and unrealized losses of $0.3 million in Q2 2021, partly offset by a decrease in foreign exchange losses of $0.4 million between these periods and shares issued at a discount to settle payables of $0.1 million in Q2 2020.

Net expense of $0.8 million in H1 2021 reflects a variance of $1.4 million compared to H1 2020 mainly due to a $2.5 million drop in the market values and unrealized losses on marketable securities and warrants, partly offset by a decrease in foreign exchange losses of $0.8 million between these periods, shares issued at a discount to settle payables of $0.1 million and a $0.2 million loss on disposal in H1 2020.

Finance expense (income)	1,025	(554)	1,750	1,537

Net finance expense in Q2 2021 consist primarily of $1.0 million of interest expense, of which $0.6 million relates to the accretion of the face value of the 5.75% secured convertible debentures (the “Convertible Debentures”) that were issued in Q3 2020 and $0.4 million represents the coupon interest payment on such Convertible Debentures at a 10% rate, paid in common shares at the Company’s election. Net finance income for Q2 2020 included a $0.8 million unrealized gain on currency hedges, which have since been settled.

Net finance expense of $1.75 million for H1 2021 is $0.2 million higher than H1 2020, reflecting $1.6 million of interest expense on the Convertible Debentures in 2021, of which $0.7 million related to coupon interest payment paid in common shares of the Company, which exceeded prior-year interest costs of $0.5 million on the $6 million credit facility with Sprott Private Resource Lending II (Collector), LP (the “Credit Facility”) combined with a $1.0 million hedge loss recorded in H1 2020.

Provisionally Priced Sales

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used, based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting sales in the period in which the sale is settled (i.e. the finalization adjustment). The finalization adjustment recorded for these sales depends on the actual price when the sale settles, which occurs in either the first, second or third month after shipment under the terms of the current concentrate purchase agreements.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Invoiced revenues are derived from the value of metal content adjusted for treatment and refining charges (“TC/RCs”) incurred by the metallurgical complex of the customer. The terms agreed under the zinc and lead concentrate purchase agreements include price participation for settlement at metal prices above specified levels. The value of the metal content of the products sold is as follows (in thousands of US dollars):

	Q2 2021	Q2 2020 (2)	H1 2021	H1 2020 (2)
	$	$	$	$
Silver	7,058	556	14,630	4,258
Lead	1,816	203	3,506	1,444
Zinc	2,721	207	4,999	1,732
Value of metal content in products sold (1)	11,595	966	23,135	7,434
Adjustment for treatment and refining charges (TC/RC)	(1,878)	(279)	(3,637)	(1,682)
Revenues from concentrate sales	9,717	687	19,498	5,752
Revenues from toll milling services	-	-	-	496
Total revenues	9,717	687	19,498	6,248

(1)	Value of metal content in products sold is a non-IFRS measure.
(2)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the revision of the 2020 quarterly financial information related to the reclassification of foreign exchange differences on provisionally priced sales.

Non-IFRS measures

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable and All-In Sustaining Cost (AISC) Per Silver Ounce Payable are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company’s operational efficiency and are increasingly used across the global mining industry and are intended to provide investors with information about the cash generating capabilities of the Company’s operations.

	Q2 2021	Q2 2020	H1 2021	H1 2020
Production cost per Tonne	$273	$2,498	$285	$432

A reconciliation between production cost per tonne (excluding depletion and amortization and inventory adjustments) and the Company’s cost of sales as reported in the Company’s financial statements is provided below. Changes in inventories of ore and concentrate are excluded from the calculation of Production Cost per Tonne. Changes in inventories reflect the net cost of ore stockpiles and concentrate inventory (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs). Excluding changes in inventories of ore and concentrate aligns cost of sales incurred during the period with the tonnage produced during the period.

18 | Page

Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

	Q2 2021	Q2 2020	H1 2021	H1 2020
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of Sales	7,587	3,307	15,530	10,055
Adjustments – increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	-	-	-	(234)
Depletion and amortization	(1,773)	(666)	(3,563)	(1,935)
Changes in inventories	102	577	405	894
Production Costs (excluding inventory adjustments)	5,916	3,218	12,372	8,780
Tonnes milled	21,646	1,288	43,410	20,330
Production cost per tonne milled ($/tonne)	$273	$2,498	$285	$432

Production cost per tonne milled decreased by 89% and 34% for the three and six-month periods ended June 30, 2021 relative to the comparative periods in 2020, primarily driven by the increase in tonnes milled in 2021 following the negligible production in Q2 2020 due to the Suspension.

Production cost per tonne decreased by 8% from Q1 2021 ($297) driven by a 4% decrease in cost of sales, which included a $0.6 million incremental polar-vortex related energy cost in Q1 2021 as noted earlier, partly offset by a 1% decrease in tonnes milled in Q2 2021.

	Q2 2021	Q2 2020	H1 2021	H1 2020
Total cash cost per silver ounce payable	$11.96	$51.14	$12.74	$21.55

The calculation of total cash cost per silver ounce payable reflects the cost of production adjusted for by-product credits and various non-cash costs included in cost of sales, particularly:

(i)	changes in inventories of ore and concentrate are reflected in cost of sales to match cost of sales with the revenues from payable metals in the period by either allocating the cost of metal produced in prior periods or deferring the cost of metal to be sold in future periods; and
(ii)	TC/RCs are added to cost of sales to reflect the total cost of producing a payable silver ounce as, per industry standard, revenues received by the Company are net of TC/RCs.

The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and underground development access different areas of the mine with varying grades and characteristics.

The following is a reconciliation of total cash cost per silver ounce payable, net of by-product credits, to cost of sales as reported in the Company’s financial statements:

	Q2 2021	Q2 2020	H1 2021	H1 2020
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	7,587	3,307	15,530	10,055
Adjustments - increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	-	-	-	(234)
Depletion and amortization	(1,773)	(666)	(3,563)	(1,935)
TC/RCs	1,878	279	3,637	1,682
Royalties (1)	(22)	(18)	(45)	(41)
By-product credits (2)	(4,537)	(409)	(8,504)	(3,175)
Total cash cost net of by-product credits	3,133	2,493	7,055	6,352
Silver ounces payable	261,854	48,744	553,821	294,806
Total cash cost per silver ounce payable ($/oz)	$11.96	$51.14	$12.74	$21.55

(1)	Advance royalty payments on the Miguel Auza property unrelated to production from Platosa.
(2)	By-product credits comprise revenues from sales of lead and zinc.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Total cash cost per silver ounce payable decreased by 77% and 41% for the three and six-month periods ended June 30, 2021 relative to the comparative periods in 2020, primarily driven by the increase in silver ounces payable in 2021 compared to negligible production in Q2 2020 due to the Suspension.

Total cash cost per silver ounce payable decreased by 11% from Q1 2021 ($13.43) driven by a 4% decrease in cost of sales and a 14% increase in by-product credits, partly offset by a 10% decrease in silver ounces payable due to lower silver grades and recoveries in Q2 2021 and a sizeable stockpile of ore that remained unprocessed at period-end.

	Q2 2021	Q2 2020	H1 2021	H1 2020
AISC Per Silver Ounce Payable (including non-cash items)	26.69	105.49	25.46	42.82

Excellon reports the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, its ability to generate free cash flow from current operations and overall value. The AISC measure is a non-IFRS measure and is based on guidance announced by the World Gold Council in June 2013.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including TC/RCs and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs (non-cash), all divided by the total payable silver ounces sold during the period.

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded from AISC. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded from AISC.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings, if any. Total sustaining costs exclude general and administrative and share-based payment expenses attributable to the Company’s non-producing projects.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

The table below presents details of the calculation for AISC per silver ounce payable.

	Q2 2021	Q2 2020	H1 2021	H1 2020
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Total cash costs net of by-product credits	3,133	2,493	7,055	6,352
General and administrative costs (cash) (1)	1,085	1,119	2,415	2,948
Share-based payments (non-cash) (1)	286	981	971	1,108
Accretion and amortization of reclamation costs (non-cash)	25	22	64	67
Sustaining exploration (manto resource exploration/drilling)	63	60	125	130
Sustaining capital expenditures (2)	2,396	467	3,468	2,018
Total sustaining costs	3,855	2,649	7,043	6,271
All-in sustaining costs	6,988	5,142	14,098	12,623
Silver ounces payable	261,854	48,744	553,821	294,806
AISC per silver ounce payable ($/oz)	26.69	105.49	25.46	42.82
AISC excluding non-cash items, per silver ounce payable ($/oz)	25.50	84.91	23.59	38.83
Realized silver price per ounce sold (3)	26.89	14.60	26.59	14.70

(1)	Total sustaining costs exclude general and administrative and share-based payment expenses attributable to the Company’s non-producing projects. The comparative has been revised to conform with the current allocation.
(2)	Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs.
(3)	Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior-period provisional adjustments in the current period.

AISC per silver ounce payable decreased by 75% and 41% for the three and six-month periods ended June 30, 2021 relative to the comparative periods in 2020, primarily driven by the increase in silver ounces payable in 2021 following the negligible production in Q2 2020 due to the Suspension.

AISC per silver ounce payable increased by 10% from Q1 2021 ($24.34) driven primarily by a 10% decrease in silver ounces payable due to lower silver grades and recoveries in Q2 2021 and a sizeable stockpile of ore that remained unprocessed at period-end, as discussed above.

AISC was consistent with the preceding quarter on a net basis, reflecting a 20% or $0.8 million decrease in total cash costs net of by-product credits, as discussed above, and a $0.4 million decrease in share-based payment costs, as annual compensation grants were made in Q1 2021, offset by an increase of $1.3 million or 124% in sustaining capital expenditures in Q2 2021 compared to Q1 2021, which had been partially deferred from earlier periods.

COMMON SHARE DATA AS AT JULY 29, 2021

Common shares issued and outstanding	32,763,486
Stock options	1,029,937
DSUs	534,175
RSUs	807,349
Warrants ($7.00)	1,092,400
Warrants ($3.30)	302,760
Warrants ($5.75)	1,143,428
Fully diluted common shares (1)	37,673,535

(1)	Conversion of all outstanding Convertible Debentures would result in the issuance of an additional 3,379,245 common shares of the Company.

21 | Page

Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

LIQUIDITY AND CAPITAL RESOURCES

The primary source of funds available to the Company is cash flow generated by the Platosa Mine and equity and debt financings. The Company has raised equity and debt to fund its exploration program and certain capital and operating expenditures at the mine. A continuous review of the Company’s capital expenditure programs ensures the Company’s capital resources are utilized in a responsible and sustainable manner to conserve cash during periods of low commodity prices and economic and market uncertainty.

The Company invested $4.4 million in capital expenditures during the six months ended June 30, 2021 (H1 2020 – $3.7 million), of which $2.0 million was related to dewatering and ventilation systems and $1.0 million related to development of the Platosa Mine. The Company expects to have sufficient funding for budgeted fiscal 2021 capital expenditures.

See the Commitments section below for further detail.

	June 30, 2021	December 31, 2020
Cash and Cash Equivalents	5,476	8,380

The Company’s cash position decreased by $2.9 million in H1 2021 as a result of:

(i)	$1.9 million generated by operations with a $1.3 million outflow on working capital, for net cash of $0.6 million generated by operating activities, after spending $2.9 million on exploration;
(ii)	$3.5 million invested in capital expenditures, $0.1 million on the acquisition of mineral rights and $0.1 million received pursuant to the Oakley Agreement; and
(iii)	Net $0.2 million used in financing activities including interest and lease-related payments, partially offset by proceeds from stock option exercises and the impact of exchange rate changes.

	June 30, 2021	December 31, 2020
Working Capital	6,568	9,801

Working capital, defined as current assets less current liabilities, decreased by $3.2 million at June 30, 2021 relative to December 31, 2020, reflecting a decrease in current assets of $3.0 million (mainly driven by a $0.7 million reduction in the value of marketable securities and warrants and a $1.1 million offset against VAT payables and reduction in VAT recoverable), and an increase in current liabilities of $0.2 million, primarily reflecting a $1.4 million increase in trade and other accounts payable, partially offset by a $1.2 million decrease in VAT payable.

The Company’s VAT payables reflect the amount collected by the Company from the sale of concentrates in Mexico. The Company’s VAT recoverables, predominantly reflecting VAT charged on the Company’s expenditures in Mexico, are offset against VAT payables in Mexico in the applicable period and on a rolling basis. The net VAT position varies from period-to-period depending on timing, quantum and/or value of sales and expenditures. The Company has not, to date, encountered difficulty in reducing outstanding VAT recoverables.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

	Q2 2021	Q2 2020	H1 2021	H1 2020
Net cash from operations before changes in working capital ($000’s)	959	(4,038)	1,901	(5,885)

Net cash from operations, before changes in working capital, increased by $5.0 million in Q2 2021 and by $7.8 million in H1 2020 versus Q2 2020 and H1 2020, respectively, principally reflecting higher revenues, lower production costs per tonne and continuous operation (versus the Suspension in Q2 2020), partially offset by an increase in exploration expense of $1.5 million in Q1 2021 and $2.2 million in H1 2021.

The key items driving the variance between H1 2021 and H1 2020 were (i) the Suspension ($3.3 million carrying cost in H1 2020), (ii) increased metal prices ($6.6 million benefit in H1 2021), (iii) higher metal production ($3.8 million benefit in H1 2021) and (iv) improved cost profile ($0.6 million benefit in H1 2021).

Investing Activities ($000’s)	(2,630)	(2,283)	(3,514)	(5,669)

Investing outflows primarily comprise the purchase of property, plant and equipment, the timing of which was impacted by the Suspension, and the payment of transaction costs on the Otis acquisition in Q2 2020. Cash used for capital expenditures for the six-month periods were consistent, year on year.

Financing Activities ($000’s)	(81)	(168)	(201)	5,613

In Q2 2021, financing activities included interest and lease-related payments, partially offset by proceeds from stock option exercises. Q1 2020 included $5.9 million in proceeds from the Credit Facility which was repaid in Q3 2020.

The Company issued the Convertible Debentures in Q3 2020, completed an equity offering of common shares in 2019 and arranged the Credit Facility in connection with the acquisition of Otis. The Company also implemented cost reductions and business improvements at its operations. With continued strong metal prices, the Company expects to be able to generate positive cash flows from the Platosa mining operation through the remainder of 2021, although such cash flow may not be sufficient to fund all of the Company’s exploration activities. In the event that cash flows from operations are insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s projects and the possible loss of such properties. There can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. The Company’s ability to generate positive cash flows is also impacted by financial market conditions, most notably metal prices as the Company derives its revenues from the sale of silver, lead and zinc and bears the associated TC/RCs. The Company is also exposed to currency exchange risk and continued uncertainty related to the COVID-19 outbreak; please see “Business Environment & Risks” section below.

Financial Instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value, unless otherwise noted.

23 | Page

Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

The Company’s financial performance is sensitive to changes in commodity prices, foreign exchange and interest rates, and the Company may periodically consider hedging such exposure. The Company’s Board of Directors together with executive management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company may continue to address its price-related exposure to foreign exchange through the use of options, futures, forwards and derivative contracts.

The Mexican peso (“MXN”), Canadian dollar (“C”) and US dollars (“USD”) are the functional currencies of the Company, with currency exposures arising from transactions and balances in currencies other than the functional currencies.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in USD. The fluctuation of the USD in relation to the MXN consequently impacts the reported financial performance of the Company.

Contractual Obligations

The following table summarizes contractual obligations including payments due for each of the next five years and thereafter:

	$ 000
	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years
Trade payables	5,228	5,228	-	-	-
Leases – undiscounted	671	194	427	50	-
Convertible debentures(1) – principal	14,462	-	14,462	-	-
Convertible debentures(1) – 5.75% interest	1,732	832	900	-	-
Post-retirement benefits	885	-	-	885	-
Rehabilitation provision	1,866	-	-	1,866	-
Total:	24,844	6,254	15,789	2,801	-

(1)	Assumes repayments of interest and principal in cash. Refer to “Supplemental Disclosure on Prior Financings – Private Placement of Convertible Debentures,” below.

Not included in the table above is a net smelter return (“NSR”) royalty payable semi-annually on the Platosa property of (a) 1.25% in respect of manto mineralization other than skarn mineralization or (b) 0.5% in respect of skarn or “Source” mineralization. Such payments vary period to period based on production results and commodity prices.

Commitments

Platosa Mine itself, the Company’s projects are at varying stages of exploration advancement. Generally, the Company budgets exploration expenditures on annual basis and does not commit to long-term drilling contracts. Budgeted exploration expenditures for each project are summarized in “Exploration and Evaluation Review,” above, insofar as they are applicable or currently ascertainable. Exploration expenditures may be highly variable depending on ongoing results and a host of other factors, including available funds, permitting and changes in local or geopolitical risks. The Company does not currently have any development projects that require committed funding.

In Mexico, commitments relate to annual concession fees and required expenditures associated with the Company’s mineral concessions. In Idaho, commitments relate to annual claim fees associated with the Company’s mineral claims. Fees in respect of the Oakley Project in Idaho are funded by Centerra pursuant and subject to the terms of the Oakley Agreement. In Saxony, commitments relate to the required cash payments and share issuances required to earn the option to acquire 100% of the Bräunsdorf license pursuant to the Globex Agreement (noting that the Company is under no obligation to fully exercise or complete such payments). Each of the commitments outlined below may vary depending on operational and/or exploration results or geopolitical conditions, which may lead the Company to expand or relinquish all or part of a project. Additionally, the Bräunsdorf exploration license and Oakley Project are subject to the terms of the Globex Agreement and Oakley Agreement, respectively, and commitments may vary depending on the parties’ decision to exercise options under such agreements.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

The following table summarizes the Company’s significant unrecognized commitments as at June 30, 2021 (in thousands of US dollars):

		$ 000
Project	Type	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years(1)
Platosa	Fees	839	92	373	374	-
Evolución	Fees	1,523	135	618	770	-
Silver City
Bräunsdorf	Option (cash)	240	80	160	-	-
	Option (shares)	842	341	501	-	-
Kilgore	Fees	650	130	260	260	-
Oakley	Fees	285	57	114	114	-
	Total:	4,379	835	2,026	1,518	-

(1)	Concession and claim fees continue until the relinquishment or expiration of the applicable concessions or claims.

Supplemental Disclosure on Prior Financings

Public Offering of Units

On August 27, 2019, the Company completed a bought deal public offering of 10,925,000 units (collectively, the “Units”) at a price of C$5.30 per Unit (on a post-consolidation basis) for aggregate gross proceeds of approximately C$11.5 million ($9.7 million) (the “2019 Offering”), which included the full exercise by the underwriters of the over-allotment option granted by the Company to the underwriters for the 2019 Offering. Each Unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitled the holder to acquire an additional common share at a price of $7.00 (on a post-consolidation basis) at any time on or before August 27, 2021. The net proceeds of the 2019 Offering were intended to fund exploration and capital expenditures at the Company’s Platosa Project in Durango, Mexico and Evolución Property in Zacatecas, Mexico, for corporate development and for general corporate purposes as further detailed in the chart below.

The following table includes a reconciliation of the manner in which the net proceeds from the 2019 Offering were used by the Company through June 30, 2021 compared to the disclosure in the Company’s short form prospectus dated August 20, 2019 (the “2019 Prospectus”).

	2019 Prospectus	Actual Use of Proceeds
Platosa Project Exploration Drilling Program (1)	$2,500,000	$706,460
Evolución Property Exploration Drilling Program	$2,500,000	$1,835,700
Platosa Mine In-fill Drilling & Development (2)	$1,500,000	$184,790
Silver City Project (option payment and exploration program) (3)	$0	$557,740
Mine and Plant Equipment & Infrastructure	$1,500,000	$1,648,755
Mine IT Infrastructure & Software Upgrade	$300,000	$405,000
Corporate Development	$1,000,000	$711,660
General Working Capital & Administrative Expenses	$415,800	$337,945
Suspension-related carrying costs (4)	$0	$3,327,750
Total Net Proceeds (exclusive of Over-Allotment Option)	$9,715,800	$9,715,800

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Subsequent to closing the 2019 Offering in mid-Q3 2019, the Company encountered significant issues with metal recoveries from its Miguel Auza processing plant and logistical failures in delivering concentrate at the end of Q3 2019. The combination of these factors materially impacted operating and financial results in Q3 2019, as disclosed in the Company’s financial statements for those periods and necessitated a number of management changes. The impact on financial results and the management changes respectively resulted in the deferral of exploration drilling at Platosa (1) and delays in preparing development for Platosa Mine In-fill Drilling (2). Both (1) and (2) resumed in late Q4 2019 and early Q1 2020. The market and operational disruptions associated with COVID-19 resulted in the Suspension.

The Company announced the optioning of the Silver City Project (3) in September 2019 pursuant to its corporate development initiatives and subsequently built capacity on the ground and advanced that project towards the 2020 drilling program. Additional corporate development costs included due diligence and preparatory costs associated with the acquisition of Otis and other assessments that did not result in transactions.

Suspension-related carrying costs (4) and associated market disruptions were the largest contributor to variance from the Use of Proceeds described in the 2019 Prospectus. As previously discussed, the Federal Government of Mexico mandated the Suspension, which included a requirement to maintaining wages for all employees and workers. The carrying costs of the Platosa Mine are uniquely high due to the ongoing pumping required to keep the mine dewatered and re-accessible. Additionally, the Company engaged in negotiations with the Platosa and Miguel Auza union to rationalize the work force to improve sustainability going forward, resulting in the termination of a number of unionized workers, along with a number of employees, which resulted in an associated one-time cost of approximately $625,000.

In addition to the pandemic related costs, the commodity market disruptions in late-March 2020 materially impacted commodity prices, with all three of the metals produced from Platosa seeing multi-year lows. Metal delivered in late March and early April 2020 was settled at much lower prices in late April and early May, impacting the Company’s financial position during Q2 2020.

Private Placement of Convertible Debentures

In Q3 2020, the Company completed the private placement of Convertible Debentures for net proceeds of $12.8 million. The Convertible Debentures are due on July 30, 2023 and are convertible into common shares of the Company prior to maturity at a conversion price of $5.30 per common share (on a post-consolidation basis). The Convertible Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Convertible Debentures may alternatively be paid in common shares at the Company’s option based on (i) the 10-day volume-weighted average price of the common shares on the fifth day prior to the payment date and (ii) an effective annual rate of 10%. The Company intended to use the net proceeds for (i) repayment of the Credit Facility, (ii) exploration on the Silver City, Platosa and Kilgore projects and (iii) general corporate purposes. Actual use of proceeds from the Convertible Debentures is detailed as follows:

Actual Use of Proceeds
Repayment of Credit Facility (including interest)	$6,235,000
Exploration expenses (including holding costs):
Silver City	$2,317,000
Platosa	$2,258,000
Kilgore	$1,525,000
Evolución	$465,000
Total:	$12,800,000

Approximately $465,000 of the net proceeds initially allocated to exploration expense at Platosa were re-allocated for exploration purposes (including holding costs) at Evolución.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within the Company’s control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Platosa Surface Rights

A subsidiary of the Company appealed a 2018 judgment revoking its 2007 purchase of approximately 295 hectares of surface rights north of the Platosa mine, which was denied by an appeals court in Mexico during Q3 2020. The judgment nullifies the purchase and orders that the land be returned to the plaintiffs, and that the plaintiffs repay the original purchase price to the Company’s subsidiary.

The Company does not consider the land material to its mining operation or exploration activities. The decision does not affect Excellon’s mineral rights and the Company does not expect it to have any impact on its operations.

The plaintiffs also alleged at trial, for the first time, that the Platosa mine site was on land that was included in the sale. This assertion was not decided in the litigation, was not supported by admissible evidence, contradicts the cadastral registry, conflicts with the rights of other third-party holders and ignores the fact that the Company began its use and occupation of the mine site in 2004 – before the sale in question.

Under Mexican law, Excellon’s access to the mine cannot be impeded. Nevertheless, the Company is considering a variety of legal avenues to redress the ruling. For additional discussion, the reader should refer to the “Risk Factors – Surface Rights and Access”, “Risk Factors – Legal Proceedings” and “Risk Factors – Enforcement of Legal Rights” sections of the Company’s Annual Information Form for the year ended December 31, 2020.

Miguel Auza Antigua Concession Agreement

A subsidiary of the Company is party to an action by a claimant in respect of damages under a property agreement regarding the La Antigua mineral concession (“La Antigua”), a non-material mineral concession within the Evolución Project. La Antigua was included in the Company’s acquisition of Silver Eagle Mines Inc. (“Silver Eagle”) in 2009 and includes a portion of the Evolución mineral resource at Miguel Auza. La Antigua is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2,500 plus value added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro has the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500,000. Though the Miguel Auza Mine never reached commercial production and was put on care-and-maintenance in December 2008 prior to Excellon’s acquisition of Silver Eagle, the Plaintiff sued San Pedro for non-compliance with the Antigua Agreement and specifically for not operating the Miguel Auza Mine. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was awarded damages of approximately $700,000 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. In December 2019, that Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of approximately $23 million, predominantly in damages for the Miguel Auza Mine not being in operation. Excellon understands from an initial electronic notice that San Pedro’s appeal of this decision to the federal courts of Mexico was dismissed on July 1, 2021, despite the decision not being supported by the evidence, facts or law. The formal written decision has not yet been released or made available for review by the Company’s legal counsel and, therefore, the details of the decision remain to be considered, including the final quantum of any award. In any event, the decision is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. The Company continues to believe the decision is without merit and not supported by the evidence, facts or law, however, upon receipt of the written decision, the Company will evaluate various additional alternatives regarding the matter. There is no impact to the ongoing operations of the business.

Refer to the Company’s AIF and the press release dated July 2, 2021 for further information.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Disclosure Controls & Procedures and Internal Control Over Financial Reporting

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the President & CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal control over financial reporting (“ICFR”) means a process designed by or under the supervision of the President & CEO and CFO, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

As at June 30, 2021, the Corporation’s President & CEO and CFO have certified that the DC&P are effective and that during the quarter ended June 30, 2021, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

Accounting policy, estimates and judgments

Accounting standards issued but not yet effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Significant accounting estimates and judgements

The Company’s significant accounting policies are described in Note 4 to the consolidated financial statements for the year ended December 31, 2020. The preparation of the consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised. For details of these estimates, assumptions and judgements, please refer to the Company’s consolidated financial statements for the year ended December 31, 2020, which are available on the Company’s website and on SEDAR.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

BUSINESS ENVIRONMENT AND RISKS

Risks and uncertainties

The Company’s business entails exposure to certain risks, including but not limited to: metal price risk since the Company derives its revenues from the sale of silver, lead and zinc; foreign exchange risk since the Company reports in United States dollars but operates in jurisdictions that use other currencies; the inherent risk of uncertainties in estimating Mineral Resources; political risk associated with operating in foreign jurisdictions; environmental risks; surface rights and access; enforcement of legal rights; and risks associated with labour relations issues. The current or future operations of Excellon including ongoing commercial production are or will be governed by and subject to federal, state and municipal laws and regulations regarding mineral taxation, mineral royalties and other governmental charges. Any change to the mineral taxation and royalty regimes in the jurisdictions in which Excellon operates or plans to operate could have an adverse financial impact on the Company’s current and planned operations and the overall financial results of the Company, the extent of which cannot be predicted. For additional discussion of risk factors (including a discussion of COVID-19 related risks) please refer to the Company’s AIF for the year ended December 31, 2020 which is on the Company’s website www.excellonresources.com and on www.sedar.com.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, audited and unaudited interim financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.excellonresources.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and applicable U.S. securities laws. Except for statements of historical fact relating to the Company, such forward-looking statements include, without limitation, statements regarding the impact of the COVID-19 pandemic on the Company’s operations and results, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company’s properties, proposed production rates, potential mineral recovery processes and rates, business plans and future operating revenues. Forward-looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct and the Company undertakes no obligation to update forward-looking statements. Forward-looking statements are typically identified by words such as: believes, expects, anticipates, intends, estimates, targets, plans, postulates, and similar expressions, or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various risk factors, including, but not limited to, the ability of the Company to maintain normal operations during the COVID-19 pandemic, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced (particularly silver), the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. A description of the risk factors applicable to the Company can be found in its AIF under “Description of the Business – Risk Factors.” All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. This document is not to be construed in any way as, an offer to buy or sell securities in the United States.

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Management’s Discussion & Analysis of Financial Results

For the three and six-month periods ended June 30, 2021

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “Measured,” “Indicated” and “Inferred” Mineral Resources used or referenced in this MD&A comply with reporting standards in Canada and are made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States reporting companies. Accordingly, information included in this MD&A that describes the Company’s mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to United States Investors regarding Adjacent or Similar Properties

This MD&A may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the United States Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the company’s properties.

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